SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 2)*

                             Tender Offer Statement
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                       and
                        SCHEDULE 13D/A (AMENDMENT NO. 14)
                    Under the Securities Exchange Act of 1934

                           HALLWOOD ENERGY CORPORATION
                            (Name of Subject Company)

                         THE HALLWOOD GROUP INCORPORATED
                                    (Bidder)

                          $0.50 PAR VALUE COMMON STOCK
                         (Title of Class of Securities)

                                    40636M208
                      (CUSIP Number of Class of Securities)

                                 MELVIN J. MELLE
                         THE HALLWOOD GROUP INCORPORATED
                            3710 RAWLINS, SUITE 1500
                               DALLAS, TEXAS 75219
                                 (214) 528-5588
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)

                                    COPY TO:
                              W. ALAN KAILER, ESQ.
                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500

                              ---------------------


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*        Constituting the final amendment to Schedule 14D-1.

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(1)      Names of Reporting Person:   The Hallwood Group Incorporated
         S.S. or I.R.S. Identification No. of Above Person:    51-0261339

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) |_|                   (b) |_|

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                            WC

(5)      Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(e) or 2(f)     |X|

(6)      Citizenship or Place of Organization                 Delaware

(7)      Aggregate Amount Beneficially Owned
         by Each Reporting Person                    633,917 shares

(8)      Check Box if the Aggregate Amount in Row (7)
         Excludes Certain Shares (See Instructions)           |_|

(9)      Percent of Class Represented by Amount in Row (7)             81.6%
                                                           -------------------

(10)     Type of Reporting Person (See Instructions)                   CO
                                                       ------------------



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         The  Hallwood  Group   Incorporated,   a  Delaware   corporation   (the
"Purchaser"),  hereby  amends and  supplements  its Tender  Offer  Statement  on
Schedule 14D-1 and Schedule 13D/A (Amendment No. 12) (the "Schedule 14D-1 and 13D"), originally filed on October 15, 1996, and as so amended on November 22, 1996, with respect to its offer to purchase all the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Hallwood Energy Corporation, a Texas corporation (the "Company"), not currently directly or indirectly owned by the Purchaser, for $19.50 per Share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 2. This Amendment No. 2 to the Schedule 14D-1 and 13D is being filed on behalf of the Purchaser. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1 and Schedule 13D, respectively, of the Securities Exchange Act of 1934, as amended. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and 13D.

     This Amendment No. 2 to Schedule 14D-1 also constitutes (i) the final amendment to the Schedule 14D-1 pursuant to General Instruction D to Schedule 14D-1 under the Exchange Act and (ii) Amendment No. 14 to the Statement on
Schedule 13D under the Exchange Act.

ITEM 6.           INTEREST IN SECURITIES OF SUBJECT COMPANY.

         On November 23, 1996, the Purchaser accepted for payment a total of 87,564 Shares.

ITEM 10.          ADDITIONAL INFORMATION.

         Item 10(f) of the Schedule 14D-1 and 13D is hereby amended to add the following information.

         (f) The Offer terminated at 12:00 midnight, New York City time, on Friday, November 22, 1996.


ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Statement is hereby amended to add the following exhibit:

         (a)(10) Press Release issued by the Company and the Purchaser dated November 25, 1996.



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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 6, 1996                   THE HALLWOOD GROUP INCORPORATED



                                            By:            /s/ Melvin J. Melle
                                                           --------------------
                                                     Name:    Melvin J. Melle
                                                     Title:   Vice President


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                                  EXHIBIT INDEX

Exhibit
Number                     Description                               Page Number

(a)(10)         Press Release issued by the Company and the Purchaser
                  dated November 25, 1996.

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